# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VODAFONE GROUP PUBLIC LTD CO, CIK 0000839923
CUSIP: G93882192
Title of class of securities: Ordinary Shares of 20 20/21 US cents each
Address of issuer's principal executive offices: VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, United Kingdom (X0), RG14 2FN
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001145665

## Reporting persons
- SOCIETE GENERALE SA: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 2,030,448,493; shared voting power 0; sole dispositive power 2,030,448,493; shared dispositive power 0; aggregate amount beneficially owned 2,030,448,493 (8.9% of the class)

## Item 1. Issuer
Name of issuer: VODAFONE GROUP PUBLIC LTD CO
Address of issuer's principal executive offices: VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, UNITED KINGDOM, RG14 2FN

## Item 2. Person Filing
Name of person filing: Societe Generale SA
Address of principal business office or, if none, residence: 29 Boulevard Haussmann 75009 Paris France
Citizenship: France

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Broker Dealer

## Item 4. Ownership
Amount beneficially owned: 2,030,448,493
Percent of class: 8.9%
Sole power to vote or to direct the vote: 2,030,448,493
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,030,448,493
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J) - per response provided in Item 3 is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- SOCIETE GENERALE SA: David Scianablo, Director - Compliance Control Room (10/09/2026)